Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-152391

PROSPECTUS SUPPLEMENT DATED NOVEMBER 5, 2008
SUPPLEMENTS CAMPELLO BANCORP, INC. PROSPECTUS
DATED SEPTEMBER 11, 2008, AS SUPPLEMENTED ON OCTOBER 17, 2008


                             Campello Bancorp, Inc.
    Holding Company for The Community Bank, A Massachusetts Co-Operative Bank

     This supplements the prospectus of Campello Bancorp, Inc. dated September 11, 2008. This prospectus supplement should be read together with the prospectus supplement dated October 17, 2008 and the prospectus.

     In order to complete our offering, we must sell at least 1,700,000 shares of common stock at $10.00 per share.

     We have commenced a syndicated community offering.

     o To facilitate the sale of shares of common stock, as contemplated by our Plan of Conversion and Reorganization, we have commenced a best efforts syndicated community offering managed by Stifel, Nicolaus & Company, Incorporated. The purchase limitations discussed in the prospectus supplement dated October 17, 2008 remain at $850,000 (85,000 shares).

     We have not set an expiration date for the syndicated community offering, and we may terminate the syndicated community offering at any time upon reaching the minimum of the offering range. Therefore, interested persons should request offering materials promptly. Please contact Stifel, Nicolaus & Company, Incorporated's syndicate department at (973) 549-4350.

     To facilitate the sale of our shares of common stock, as contemplated by our Plan of Conversion and Reorganization, we are further extending the community offering until November 7, 2008.

     o During the extended community offering, orders to purchase common stock may be placed by any person who received offering materials during the original subscription and community offering period or during the initial extended community offering, whether or not such person submitted an order by October 30, 2008. Additionally, other members of the public may participate in the community offering and request offering materials to purchase shares of common stock by contacting the Stock Information Center at the number shown below.

     o To purchase stock in the newly extended community offering, stock order forms, plus full payment, must be received (not postmarked) by 12:00 Noon, Massachusetts Time, on November 7, 2008. Payment for shares ordered must be by bank check, money order or personal check or by authorization of withdrawal from your deposit account(s) at The Community Bank, A Massachusetts Co-operative Bank. Stock order forms and payment may be delivered by mail or overnight delivery, as described on the stock order form. Delivery by hand may only be made to the Stock Information Center, which is located at the main office of The Community Bank, A Massachusetts Co-operative Bank, in Brockton, Massachusetts. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond November 28, 2008. If the offering is extended beyond November 28, 2008, subscribers will have the right to modify or rescind their purchase orders. For assistance, please contact the Stock Information Center at 1-(866) 936-6150, Monday through Friday between 10:00 a.m. and 4:00 p.m., Massachusetts time.

     Our board of directors has authorized our management to perform a comprehensive review of the U.S. Treasury Department's Capital Purchase Program and, if suitable, to apply for our participation in the program.

     o We are eligible to receive up to approximately $8.4 million in additional capital through the issuance to the U.S. Treasury of non-voting senior preferred stock.

     o Our participation in the program is subject to U.S. Treasury's approval, the final approval of our board of directors, the execution of definitive agreements and standard closing conditions. If we participate in the program, Campello Bancorp, Inc. will issue non-voting senior preferred shares to the U.S. Treasury. The shares will pay a cumulative dividend of 5% per annum for the first five years and will reset to a rate of 9% per annum after year five. We may redeem the shares at par after three years and may be replaced if we choose to repurchase the shares with newly raised equity capital at any time. If we participate in the program, we also would be required to issue to the U.S. Treasury ten year warrants for our common stock in an amount equal to 15% of the non-voting senior preferred stock that we issue. We also would be subject to certain limitations on the payment of dividends on and the repurchase of our common stock for as long as the preferred shares are outstanding.

     o If we participate in the program, we also would be subject to certain executive compensation restrictions.

     Your opportunity to purchase shares of common stock in the syndicated community offering or in the newly extended community offering is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the completion of the offering.

     These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, or by the Share Insurance Fund. None of the Securities and Exchange Commission, the Massachusetts Commissioner of Banks, the Co-operative Central Bank, the Federal Deposit Insurance Corporation, nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

                             -----------------------
                                 Stifel Nicolaus
                             -----------------------

           The date of this prospectus supplement is November 5, 2008.